Exhibit 99.1

Investor Contact:

Andrew G. Backman

Global Head of Investor Relations

andrew.backman@kornit.com

Kornit Digital Reports Second Quarter 2023 Results

●	Second quarter revenues of $56.2 million, in line with previous guidance

●	Second quarter GAAP net loss of $14.3 million; non-GAAP net loss of $7.4 million

●	Double-digit year-over-year impressions and consumables growth across all regions

●	Successful ITMA tradeshow in Milan, Italy, securing high-quality leads and providing a healthy pipeline for 2024 and beyond

●	Company issues third-annual Impact Report highlighting progress on its long-term impact strategy and reaffirming commitment to a more sustainable fashion and textiles industry

Rosh-Ha’Ayin, Israel – August 9, 2023 – Kornit Digital Ltd. (“Kornit” or “the Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, reported today its results for the second quarter ended June 30, 2023.

“During the quarter, impressions grew at a double-digit pace year-over-year for the second consecutive quarter, driving a steady improvement in capacity utilization and strong double-digit consumables revenue growth across our customer segments and throughout all our operating regions,” said Ronen Samuel, Kornit’s Chief Executive Officer. “Services revenues again demonstrated exceptional growth, as it has during the past year, with customers upgrading to our new MAX technology. While system sales volumes are expected to remain modest in the near-term due to continued softness in capital equipment spending and lengthening sales cycles, we have taken actions through various initiatives to diversify our customer base, increase operating efficiencies, and build a healthy pipeline for 2024 and beyond.”

Mr. Samuel concluded, “We were pleased with our successful participation in the recent ITMA trade show in Milan, where exceptional customer interest in our innovative solutions generated numerous high-quality leads and sales orders. We remain confident that our strategy, product roadmap, and solid balance sheet position us well to generate meaningful, long-term, profitable growth and continue to expect to approach break-even on an adjusted EBITDA basis for the fourth quarter of this year, and aim to deliver profitable growth for the full year 2024.”

Second Quarter 2023 Results of Operations

●	Total revenue for the second quarter of 2023 was $56.2 million compared with $58.1 million in the prior year period, due primarily to lower systems revenues.

●	GAAP gross profit margin for the second quarter of 2023 was 33.3% compared with 35.3% in the prior year period. On a non-GAAP basis, gross profit margin was 36.1% compared with 38.6% in the prior year period.

●	GAAP operating expenses for the second quarter of 2023 decreased by 12.8% to $39.6 million compared with the prior year period. On a non-GAAP basis, operating expenses decreased by 16.3% to $34.1 million compared with the prior year period.

●	GAAP net loss for the second quarter of 2023 was $14.3 million, or ($0.29) per basic share, compared with net loss of $19.5 million, or ($0.39) per basic share, for the second quarter of 2022.

●	Non-GAAP net loss for the second quarter of 2023 was $7.4 million, or ($0.15) per basic share, compared with non-GAAP net loss of $15.6 million, or ($0.31) per basic share, for the second quarter of 2022.

●	Adjusted EBITDA loss for the second quarter of 2023 was $10.7 million compared with adjusted EBITDA loss of $15.7 million for the second quarter of 2022. Adjusted EBITDA margin for the second quarter of 2023 was -19.1% compared with -27.1% for the second quarter of 2022.

Third Quarter 2023 Guidance

For the third quarter of 2023, the Company expects revenues to be in the range of $58 million to $62 million and adjusted EBITDA margin between -6% to -13% of revenue. The guidance for revenue and adjusted EBITDA margin includes the impact of the non-cash expense associated with the fair value of the Company’s warrants.

Second Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The toll-free Israeli number is 1 809 406 247. The conference confirmation code is 13739895.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 13739895. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on August 23, 2023. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital Ltd. (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit serves customers in more than one hundred countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of current adverse macro-economic headwinds being caused by inflationary pressures, rising interest rates, and supply-chain delays, which have been impacting, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 30, 2023. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; acquisition related expenses; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$101,322	$104,597
Short-term bank deposit	220,098	275,033
Marketable securities	42,463	20,380
Trade receivables, net	84,216	67,360
Inventory	88,209	89,415
Other accounts receivable and prepaid expenses	22,820	22,054
Total current assets	559,128	578,839

LONG-TERM ASSETS:
Marketable securities	227,798	245,970
Deposits and other long-term assets	7,805	5,927
Severance pay fund	279	274
Property, plant and equipment, net	56,981	60,463
Operating lease right-of-use assets	29,921	27,139
Intangible assets, net	8,707	9,890
Goodwill	29,164	29,164
Total long-term assets	360,655	378,827

Total assets	919,783	957,666

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	11,550	14,833
Employees and payroll accruals	16,307	14,255
Deferred revenues and advances from customers	2,464	5,701
Operating lease liabilities	4,753	4,989
Other payables and accrued expenses	26,570	25,592
Total current liabilities	61,644	65,370

LONG-TERM LIABILITIES:
Accrued severance pay	1,166	1,223
Operating lease liabilities	23,041	21,035
Other long-term liabilities	526	1,216
Total long-term liabilities	24,733	23,474

SHAREHOLDERS’ EQUITY	833,406	868,822

Total liabilities and shareholders’ equity	$919,783	$957,666

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenues
Products	$40,083	$47,566	$71,986	$120,080
Services	16,116	10,570	31,991	21,349
Total revenues	56,199	58,136	103,977	141,429

Cost of revenues
Products	22,620	25,667	42,999	64,904
Services	14,886	11,937	29,213	22,591
Total cost of revenues	37,506	37,604	72,212	87,495

Gross profit	18,693	20,532	31,765	53,934

Operating expenses:
Research and development, net	12,907	14,081	25,989	28,091
Sales and marketing	18,158	21,100	33,341	37,631
General and administrative	8,541	10,250	17,489	20,016
Total operating expenses	39,606	45,431	76,819	85,738

Operating loss	(20,913)	(24,899)	(45,054)	(31,804)

Financial income, net	7,018	4,324	12,422	6,123
Loss before taxes on income	(13,895)	(20,575)	(32,632)	(25,681)

Taxes on income (tax benefit)	430	(1,099)	624	(1,008)
Net loss	$(14,325)	$(19,476)	$(33,256)	$(24,673)

Basic loss per share	$(0.29)	$(0.39)	$(0.67)	$(0.50)

Weighted average number of shares used in computing basic net loss per share	49,554,383	49,756,990	49,720,453	49,707,782

Diluted net loss per share	$(0.29)	$(0.39)	$(0.67)	$(0.50)

Weighted average number of shares used in computing diluted net loss per share	49,554,383	49,756,990	49,720,453	49,707,782

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Revenues	$56,199	$58,136	$103,977	$141,429

GAAP cost of revenues	$37,506	$37,604	$72,212	$87,495
Cost of product recorded for share-based compensation (1)	(672)	(606)	(1,179)	(1,055)
Cost of service recorded for share-based compensation (1)	(493)	(461)	(844)	(846)
Intangible assets amortization on cost of product (3)	(263)	(666)	(526)	(839)
Intangible assets amortization on cost of service (3)	(160)	(160)	(320)	(320)
Restructuring expenses (4)	-	-	(89)	-
Non-GAAP cost of revenues	$35,918	$35,711	$69,254	$84,435

GAAP gross profit	$18,693	$20,532	$31,765	$53,934
Gross profit adjustments	1,588	1,893	2,958	3,060
Non-GAAP gross profit	$20,281	$22,425	$34,723	$56,994

GAAP operating expenses	$39,606	$45,431	$76,819	$85,738
Share-based compensation (1)	(5,385)	(4,414)	(9,772)	(8,878)
Acquisition related expenses (2)	-	-	-	(512)
Intangible assets amortization (3)	(152)	(333)	(340)	(419)
Restructuring expenses (4)	-	-	(206)	-
Non-GAAP operating expenses	$34,069	$40,684	$66,501	$75,929

GAAP Financial income, net	$7,018	$4,324	$12,422	$6,123
Foreign exchange losses associated with ASC 842	(121)	(2,480)	(497)	(3,129)
Non-GAAP Financial income , net	$6,897	$1,844	$11,925	$2,994

GAAP Taxes on income (tax benefit)	$430	$(1,099)	$624	$(1,008)
Non-cash deferred tax income	$102	$250	$323	$467
Non-GAAP Taxes on income (tax benefit)	$532	$(849)	$947	$(541)

GAAP net loss	$(14,325)	$(19,476)	$(33,256)	$(24,673)
Share-based compensation (1)	6,550	5,481	11,795	10,779
Acquisition related expenses (2)	-	-	-	512
Intangible assets amortization (3)	575	1,159	1,186	1,578
Restructuring expenses (4)	-	-	295	-
Foreign exchange losses associated with ASC 842	(121)	(2,480)	(497)	(3,129)
Non-cash deferred tax income	(102)	(250)	(323)	(467)
Non-GAAP net loss	$(7,423)	$(15,566)	$(20,800)	$(15,400)

GAAP diluted loss per share	$(0.29)	$(0.39)	$(0.67)	$(0.50)
Non-GAAP diluted loss per share	$(0.15)	$(0.31)	$(0.42)	$(0.31)

Weighted average number of shares
Shares used in computing GAAP diluted net loss per share	49,554,383	49,756,990	49,720,453	49,707,782
Shares used in computing Non-GAAP diluted net loss per share	49,554,383	49,756,990	49,720,453	49,707,782

(1) Share-based compensation
Cost of product revenues	$672	$606	$1,179	$1,055
Cost of service revenues	$493	461	844	846
Research and development	$1,601	1,268	2,952	2,457
Sales and marketing	$1,944	1,491	3,307	3,300
General and administrative	$1,840	1,655	3,513	3,121
	$6,550	$5,481	$11,795	$10,779
(2) Acquisition related expenses
General and administrative	$-	$-	$-	$512
	$-	$-	$-	$512
(3) Intangible assets amortization
Cost of product revenues	$263	$666	$526	$839
Cost of service revenues	$160	160	320	320
Sales and marketing	$152	333	340	419
	$575	$1,159	$1,186	$1,578

(4) Restructuring expenses
Cost of product revenues	$-	$-	$89	$-
Research and development	$-	-	20	-
Sales and marketing	$-	-	186	-
	$-	$-	$295	$-

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(14,325)	$(19,476)	$(33,256)	$(24,673)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,654	3,322	7,527	5,902
Fair value of warrants deducted from revenues	3,332	4,516	5,676	12,521
Share-based compensation	6,550	5,481	11,795	10,779
Amortization of premium and accretion of discount on marketable securities, net	202	484	525	1,012
Realized gain (loss) on sale and redemption of marketable securities	(43)	7	(3)	10
Change in operating assets and liabilities:
Trade receivables, net	(11,248)	22,189	(16,856)	(9,004)
Other accounts receivables and prepaid expenses	(1,682)	673	(766)	(1,791)
Inventory	4,963	(14,816)	1,940	(23,852)
Operating leases right-of-use assets and liabilities, net	(555)	(2,449)	(1,012)	(2,857)
Deferred taxes	-	(2,111)	-	(2,416)
Deposits and other long term assets	(851)	(1,327)	(1,878)	(1,321)
Trade payables	(225)	(4,476)	(1,702)	(11,920)
Employees and payroll accruals	1,752	(364)	2,489	(6,834)
Deferred revenues and advances from customers	(2,199)	(2,643)	(3,237)	(4,114)
Other payables and accrued expenses	(4,378)	3,081	(38)	3,440
Accrued severance pay, net	(161)	(103)	(62)	(292)
Other long - term liabilities	(330)	413	(690)	729
Loss from sale and disposal of property, plant and equipment	-	41	-	41
Net cash used in operating activities	$(15,544)	$(7,558)	$(29,548)	$(54,640)

Cash flows from investing activities:
Purchase of property, plant and equipment	$(1,791)	$(1,985)	$(5,069)	$(9,447)
Investment in equity securities	-	(354)	-	(354)
Acquisition of intangible assets	-	(133)	-	(133)
Proceeds from sale of property, plant and equipment	-	55	-	55
Cash paid in connection with acquisition, net of cash acquired	-	(14,654)	-	(14,654)
Proceeds from (investment in) short-term bank deposits, net	(219,997)	160,090	54,935	(250,895)
Proceeds from sales and redemption of marketable securities	1,250	1,500	5,250	1,945
Proceeds from maturities of marketable securities	7,680	5,500	11,252	17,422
Investment in marketable securities	(8,911)	(23,003)	(18,935)	(103,897)
Net cash provided by (used in) investing activities	$(221,769)	$127,016	$47,433	$(359,958)

Cash flows from financing activities:
Exercise of employee stock options	$53	$41	$95	$340
Payments related to shares withheld for taxes	(302)	(172)	(437)	(682)
Repurchase of ordinary shares	(14,066)	-	(20,818)	-
Net cash used in financing activities	$(14,315)	$(131)	$(21,160)	$(342)

Increase (decrease) in cash and cash equivalents	$(251,628)	$119,327	$(3,275)	$(414,940)
Cash and cash equivalents at the beginning of the period	352,950	77,284	104,597	611,551
Cash and cash equivalents at the end of the period	$101,322	$196,611	$101,322	$196,611

Non-cash investing and financing activities:
Purchase of property and equipment on credit	46	1,823	219	1,823
Inventory transferred to be used as property and equipment	-	592	-	1,289
Property, plant and equipment transferred to be used as inventory	-	5	734	9
Lease liabilities arising from obtaining right-of-use assets	(550)	641	5,487	6,387

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

GAAP Revenues	$56,199	$58,136	$103,977	$141,429

GAAP Net Loss	(14,325)	(19,476)	(33,256)	(24,673)
Taxes on income	430	(1,099)	624	(1,008)
Financial income	(7,018)	(4,324)	(12,422)	(6,123)
Share-based compensation	6,550	5,481	11,795	10,779
Intangible assets amortization	575	790	1,186	1,209
Acquisition related expenses	-	-	-	512
Excess cost of product on acquired inventory	-	369	-	369
Restructuring expenses	-	-	295	-
Non-GAAP Operating Loss	(13,788)	(18,259)	(31,778)	(18,935)
Depreciation	3,079	2,532	6,341	4,693
Adjusted EBITDA	$(10,709)	$(15,727)	$(25,437)	$(14,242)